Exhibit 99.1

To: SNI Option Holders

From: Ken Lowe

Subject: Stock option exchange program to begin; webinar offered

The stock option exchange program that we told you about in February is set to begin.

Starting June 1 and continuing through June 26, you, as an eligible Scripps Networks Interactive employee or director, will be offered an opportunity to exchange your out-of-the money stock options for a lesser number of SNI restricted shares.

SNI stock options you hold with a grant price of $34 or more per share and that are at least $3 out of the money as of June 26 are eligible for exchange. By “out-of-the money” or “under water,” we mean that the current market price of SNI stock is below the “grant” or “strike” price of the options you hold.

I want to stress that participation in this exchange program is completely voluntary. If you do choose to participate, you’ll need to participate in the exchange online. A Web site has been created specifically for this offer.

In that regard, I invite you to participate in at least one of two webinar training sessions to learn how to use the Web site. The specifics on how to access the webinars are provided below.

On June 1, you’ll receive an e-mail from the company with a link to the offer Web site, which will include all of the documents and instructions related to the exchange program.

This program, which was approved by the company’s shareholders, is intended to provide an economic incentive to employees and directors who have contributed – and continue to contribute – to the success of this great enterprise.

We value the creativity, hard work and dedication that you bring to this organization. This program is just one way the company and its shareholders have chosen to demonstrate their appreciation.

Sincerely,

Ken Lowe

Chairman, President and Chief Executive Officer

Stock Option Exchange Program

Website Training Sessions

June 1, 2009 1 -2 p.m. EDT

June 3, 2009 1 -2 p.m. EDT

Accessing the Webcast

Here is the Link to the AT&T Web Meeting address: https://webmeeting.att.com

Meeting Number: 888-808-6929                    Participant Code: 8243241

On the web page, you must enter the Meeting Number, Code and Your Name to login to the Web Meeting. The Code is the Participant Code listed above. Your name that you enter will display on the list of attendees, which all participants will see online. If you are going to this page for the first time, you may be prompted to install ActiveX or meeting manager. If you follow the instructions and fill in the Meeting Number and Participant Code, you will be joined in the meeting.

Accessing the Teleconference by phone

Dial-In Number: 888-808-6929                      Participant Code: 8243241

Required Legal Notice

The option exchange described in this e-mail has not yet commenced. Persons who are eligible to participate in the exchange should read the Tender Offer Statement on Schedule TO and other related materials when they become available because they will contain important information about the exchange offer. The company will file the Tender Offer Statement with the Securities and Exchange Commission (SEC) at the time the exchange begins. You may obtain the Tender Offer Statement and other documents filed by the company with the SEC free of charge from the SEC’s Web site at www.sec.gov. We will also provide without charge to each person who is eligible to participate in the exchange, upon such person’s request, a copy of these documents, other than the exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to: Scripps Networks Interactive, Inc., 312 Walnut Street, Suite 1800, Cincinnati, OH 45202, Attention: Susan Balsley, Compensation Manager, Telephone: (513) 824-3343.